SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                      June                          , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: June 6, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
MONDAY, JUNE 6, 2005

100 million barrels of oil sands production achieved

Calgary, Alberta - Shell Canada announced today that the Athabasca Oil Sands Project achieved its first 100 million barrels of bitumen production after just over two years of operations.

The Athabasca Oil Sands Project has been in operation since April 2003 and reached cumulative production of 100 million barrels on June 4, 2005.

"This first 100 million barrels of production from the oil sands is very significant for Shell and the Athabasca Oil Sands Project," said Neil Camarta, Shell's Senior Vice President of Oil Sands. “With this milestone, we have firmly established ourselves as a proven oil sands operator - with the experience and confidence to grow this business to more than 500,000 barrels per day.”

The Athabasca Oil Sands Project consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Edmonton and is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

For more information, contact:

Media Inquiries:	Investor Inquiries
Janet Annesley	Jim Fahner
Public Affairs, Oil Sands	Manager, Investor Relations
(403) 691-2023	(403) 691-2175

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.